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										OMB APPROVAL
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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
			Under the Securities Exchange Act of 1934
					  (Amendment No. *)

					    Showpower, Inc.
					   (Name of Issuer)

						Common Stock
				(Title of Class of Securities)

						82539610
					   (CUSIP Number)

					Carolyn S. Reiser, Esq.
				 Shartsis Friese & Ginsburg LLP
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
					(415) 421-6500
	  (Name, Address and Telephone Number of Person Authorized to
			  Receive Notices and Communications)

					   May 30, 1999
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (10-97)

CUSIP No. 82539610								Page 2 of 10 Pages

--------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Vincent Andrew Carrino
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF, PF
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America
--------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				61,132
   BENEFICIALLY			-------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				332,790
    REPORTING			-------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				61,132
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						332,790
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	394,442
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*									/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	11.5%
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN

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CUSIP No. 82539610								Page 3 of 10 Pages

--------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Brookhaven Capital Management, LLC
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
--------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY			-------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				332,790
    REPORTING			-------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						332,790
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	332,790
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*									/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	9.7%
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	OO, IA


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CUSIP No. 82539610								Page 4 of 10 Pages

--------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Watershed Partners, L.P.
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
--------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY			-------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				262,080
    REPORTING			-------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						262,080
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	262,080
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*									/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	7.7%
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN


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CUSIP No. 82539610								Page 5 of 10 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Showpower, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 18420 S. Santa Fe Avenue, Rancho Dominguez, CA 90221.


ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	Brookhaven Capital Management Co., LLC ("LLC"), Watershed
Partners, L.P. ("Watershed") and Vincent Andrew Carrino ("Carrino") (collectively, the "Filers").

	(b)	The business address of LLC, Watershed and Carrino is 3000
Sandhill Road, Building 3, Suite 105, Menlo Park, CA 94025.

	(c)	Carrino is the manager and principal member of LLC.  LLC is the general partner of Watershed.

	(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Carrino is a citizen of the United States of America.  Watershed is a Delaware limited partnership. LLC is a California limited liability company.

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CUSIP No. 82539610								Page 6 of 10 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser		Source of Funds			Amount

LLC			Funds under Management	$1,486,311*
Watershed		Working Capital			$1,137,204
Carrino		Personal Funds			$  182,487
Carrino		Other				$   46,600

* Includes Stock held by Watershed

ITEM 4.	PURPOSE OF TRANSACTION.

Carrino is a member of the Issuer's Board of Directors.

The sole purpose of the purchase of the Stock reported herein was and is for investment. Other than as described below, none of the Filers has any present plans or proposals that relate to, or would result in, any transaction or event described in Item 4 of Schedule 13D. The Filers may decide to purchase additional shares of the Stock at any time and may dispose of shares of the Stock at any time in any lawful manner. None of the Filers has any present plans or intentions to acquire or dispose of any Stock other than for the purpose of investment.


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CUSIP No. 82539610								Page 7 of 10 Pages


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page. The Filers have effected the following open market transactions in the Stock since March 30, 1999:

		Purchase					Number		Price
Name		or Sale		Date			of Shares		per Share

Watershed		P		5/17/99		 2,500	    $4.250
Watershed		P		5/20/99		 2,100		4.000
LLC			P		5/24/99		 1,100		4.500
Watershed		P		5/27/99		 3,500		4.125
LLC			P		5/28/99		 6,200		4.250
Watershed		P		6/1/99		 2,600		4.250
Watershed		P		6/3/99		 2,400		4.000
Watershed		P		6/7/99		10,700		4.125
Watershed		P		6/8/99		 8,000		4.000
Watershed		P		6/10/99		 3,200		4.250
Watershed		P		6/11/99		10,800		4.000
Watershed		P		6/14/99		 5,000		4.000
LLC			P		6/15/99		 1,200		4.000
Watershed		P		6/16/99		 4,500		4.000
Watershed		P		6/23/99		 1,000		3.875
LLC			P		7/1/99		 2,200		4.000
LLC			P		7/2/99		10,700		4.000
Watershed		P		7/6/99		 9,200		4.351
LLC			P		7/7/99		   500		4.250
LLC			P		7/9/99		11,600		4.851
Watershed		P		7/9/99		 5,000		5.350
Watershed		P		7/9/99		 2,000		4.750
LLC			P		7/13/99		 4,600		6.000
LLC			P		7/19/99		 6,000		5.693
Watershed		P		8/16/99		   800		4.750
Watershed		P		8/16/99		 1,000		5.000
Watershed		P		8/17/99		 3,000		5.000
Watershed		P		8/18/99		 1,300		5.000
Watershed		P		8/19/99		 6,000		5.000
Watershed		P		8/26/99		   500		4.938
Watershed		P		8/26/99		 5,000		5.000
LLC			P		8/27/99		12,700		5.118
Watershed		P		8/27/99		 2,000		5.375
LLC			P		8/30/99		 3,500		5.500
Watershed		P		9/7/99		14,000		5.496
LLC			P		9/8/99		11,000		5.500
Watershed		P		9/8/99		 7,000		5.500
Watershed		P		9/10/99		 7,500		5.423
Watershed		P		9/10/99		 9,500		5.243
Watershed		P		9/13/99		 4,000		5.250
LLC			P		9/16/99		 6,000		5.781
LLC			P		9/16/99		 5,000		5.669
LLC			P		9/17/99		 3,000		5.604
LLC			P		9/17/99		 5,000		5.490

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CUSIP No. 82539610								Page 8 of 10 Pages


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER (continued).

LLC			P		9/23/99		 7,500		4.992
LLC			S		10/1/99		19,000		4.938
Watershed		P		10/1/99		19,000		4.938
LLC			S		10/4/99		 5,000		4.875
LLC			P		10/4/99		 5,000		4.875
Watershed		P		10/5/99		 5,000		5.000


ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

LLC, a registered investment adviser, is a general partner of limited partnerships, including Watershed, pursuant to limited partnership agreements providing to LLC the authority, among other things, to invest the funds of the partnerships in Stock, to vote and dispose of Stock and to file this statement on behalf of the partnerships. Pursuant to such limited partnership agreements, LLC is entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to investment management agreements, LLC is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on notice as provided in such agreements and provide for fees payable to LLC based on assets under management and realized and unrealized gains. No single client of LLC, other than Watershed, holds more than 5% of the outstanding Stock. Carrino is authorized by various individuals and entities to invest funds of those individuals and entities and to vote and dispose of securities acquired with such funds, including the Stock. Carrino does not receive any fees for such activities. None of such individuals and entities owns more than 5% of the outstanding Stock.

Each of the Filers disclaims beneficial ownership of the Stock for purposes of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, except to the extent of its pecuniary interest in the Stock.


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CUSIP No. 82539610								Page 9 of 10 Pages


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.  Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	November 12, 1999


BROOKHAVEN CAPITAL MANAGEMENT, LLC			/s/ Vincent Andrew Carrino
									Vincent Andrew Carrino

By:	/s/ Vincent Andrew Carrino
	Vincent Andrew Carrino
	Manager

WATERSHED PARTNERS, L.P.

By:	BROOKHAVEN CAPITAL MANAGEMENT, LLC
	General Partner

	By:	/s/ Vincent Andrew Carrino
		Vincent Andrew Carrino
		Manager




SCHEDULE 13G

CUSIP No. 82539610

											EXHIBIT A
			AGREEMENT REGARDING JOINT FILING
			OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of Showpower, Inc. For that purpose, the undersigned hereby constitute and appoint Brookhaven Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:	November 12, 1999.

BROOKHAVEN CAPITAL MANAGEMENT, LLC

	/s/ Vincent A. Carrino		/s/ Vincent A. Carrino
By:  _______________________		_____________________________
	Vincent A. Carrino				Vincent A. Carrino
	Manager

WATERSHED PARTNERS, L.P.

By:	BROOKHAVEN CAPITAL MANAGEMENT, LLC
	General Partner

	By:	/s/ Vincent Andrew Carrino
		Vincent Andrew Carrino
		Manager


					Page 10 of 10


CSR\4193\016\1069873.01